UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2021

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2021 and 2020	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2021	4

Notes to Financial Statements	5-11

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2021	12-33

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

We have served as the Plan’s auditor since 2003.

/S/ BOBER, MARKEY, FEDOROVICH & COMPANY

Cleveland, Ohio
June 24, 2022

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2021	2020
Assets
Investments:
Investments, at fair value (see Note 5)	$3,730,112,178	$3,260,815,194
Investments, at contract value (see Note 6)	477,954,646	487,325,384
Total investments	$4,208,066,824	$3,748,140,578

Receivables:
Accrued interest and dividends	1,504,101	1,587,077
Notes receivable from participants	47,405,958	48,417,112
Due from brokers	44,150,931	15,604,559
Total receivables	93,060,990	65,608,748
Total assets	4,301,127,814	3,813,749,326

Liabilities
Administrative expenses payable	1,049,105	2,160,954
Due to brokers	95,301,277	60,272,078
Total liabilities	96,350,382	62,433,032

Net assets available for benefits	$4,204,777,432	$3,751,316,294

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31, 2021
Additions:
Contributions:
Employer	$42,214,443
Participant	144,220,933
Total contributions	186,435,376

Investment Income:
Interest and dividends	72,409,185
Net change in fair value of investments	532,451,446
Total investment income	604,860,631

Interest income on notes receivable from participants	2,298,761

Deductions:
Distributions to participants	(335,160,728)
Administrative expenses	(4,972,902)
Total deductions	(340,133,630)

Increase in net assets available for benefits	453,461,138

Net assets available for benefits, beginning of year	3,751,316,294

Net assets available for benefits, end of year	$4,204,777,432

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
1.Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (IRC).

Administration

FirstEnergy Corp. (FE) is the sponsor of the Plan. The FE Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Record keeping with respect to individual participant accounts is maintained by Fidelity Workplace Services, LLC. Plan assets are held in trust under an arrangement with Fidelity Management Trust.

Participation

Generally, all full-time and part-time employees of FE's subsidiaries and participating employees not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

Effective January 1, 2018, except as further noted, new employees who do not make an affirmative election are deemed to have made an election to contribute 6% of eligible earnings for each payroll period increasing by 1% each April until the employee contribution rate reaches 10%. Certain union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date. A participant may change any automatic contribution at any time.

Contributions

Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (UWUA Local 180 and IBEW Local 777 are not eligible to elect Roth 401(k) contributions). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions and/or Roth contributions to the Plan will reach the applicable annual IRC limit on that type of contribution.

FE makes a matching contribution of 50% on the first 6% of eligible compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. All employer matching contributions are invested in FE common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are invested in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FE common stock contributed to each participant is based on the market price of FE common stock as of the end of each pay period. FE matching contributions are non-cash contributions made by issuing shares of common stock. Plan participants may diversify matching contributions held in FE common stock at any time, subject to certain limitations.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

Investments

Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates (commonly referred to as target date funds), fifteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FE common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FE’s common shares are traded on the NYSE and participation units in the FE Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FE’s common stock was $41.59 and $30.61 at December 31, 2021 and 2020, respectively. The valuation per unit of the FE Common Stock Fund was $50.72 and $37.43 at December 31, 2021 and 2020, respectively, due to cash maintained in the fund for liquidity purposes.

Notes Receivable from Participants

Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000, including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. Effective April 1, 2019, the interest rate for new loans will be equal to the prime rate that is published by Reuters on the last day of the month before the start of the calendar quarter in which the loan is approved, plus 1%. The range of interest rates on outstanding loan balances during the year ended December 31, 2021 was 4.25% to 9.75%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and payments of interest are credited to the participant’s account when made, generally through payroll deduction. If a participant fails to make regularly scheduled payments, the participant has 90 days from the first missed scheduled repayment to pay the full amount in arrears. If full repayment of the amount in arrears doesn’t occur, the outstanding balance of the loan will be defaulted and become a taxable distribution to the participant. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

The Plan adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act which allowed payments on loans to be suspended through December 31, 2020 without causing such loan to become delinquent and go into default.

Payment of Benefits

Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (not beyond age 72 or 70 ½ for participants who reached 70 ½ before January 1, 2020) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days. Retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account.

The Plan adopted certain provisions of the CARES Act, which allowed, in accordance with Section 2202(a) of the CARES Act, participants to take up to a $100,000 distribution for qualifying reasons associated with the

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
COVID-19 pandemic from qualified plans between January 1, 2020 and December 31, 2020. Participants have the option to repay the Plan’s distribution over a three-year period.

Plan Transfers

On March 31, 2018, FirstEnergy Solutions Corp, including its subsidiaries, and FirstEnergy Nuclear Operating Company (FES Debtors) announced that, in order to facilitate an orderly financial restructuring, they filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code with the U.S. Bankruptcy Court for the Northern District of Ohio. On February 27, 2020, the FES Debtors effectuated their plan of reorganization and emerged from bankruptcy. Employees of the FES Debtors exited from the Plan on February 27, 2020 and approximately $574 million of FES Debtors participant employees' assets were transferred out of the Plan.

Subsequent Events

Management evaluated subsequent events for the Plan through June 24, 2022, the date the financial statements were available to be issued.

2.Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net change in the fair value of investments consists of realized and unrealized gains and losses on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.Recent Accounting Pronouncements

There were no recent accounting pronouncements not yet adopted which have a material impact on the Plan.

4.Plan Termination

Although FE has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.

The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– Quoted prices for identical or similar instruments in markets that are not active; and
– Model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2021 or 2020, or during the year ended December 31, 2021.

There were no changes in valuation methodologies for assets measured at fair value during 2021.

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2021 and 2020:

	December 31, 2021
	Level 1	Level 2	Total

Common Collective Trusts	$—	$2,081,980,695	$2,081,980,695

FE Common Stock Fund
FE Common Stock	415,201,996	—	415,201,996
Cash and Cash Equivalents	—	1,520,744	1,520,744
Total FE Common Stock Fund	415,201,996	1,520,744	416,722,740

Registered Investment Companies	735,435,742	306,626,179	1,042,061,921

Self-Managed Brokerage Accounts[1]	—	189,346,822	189,346,822

Total Investments at Fair Value[2]	$1,150,637,738	$2,579,474,440	$3,730,112,178

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2020
	Level 1	Level 2	Total

Common Collective Trusts	$—	$1,802,267,672	1,802,267,672

FE Common Stock Fund
FE Common Stock	297,695,320	—	297,695,320
Cash and Cash Equivalents	—	1,240,357	1,240,357
Total FE Common Stock Fund	297,695,320	1,240,357	298,935,677

Registered Investment Companies	725,469,457	272,761,708	998,231,165

Self-Managed Brokerage Accounts[1]	—	161,380,680	161,380,680

Total Investments at Fair Value [2]	$1,023,164,777	$2,237,650,417	$3,260,815,194

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

6.Fully Benefit-Responsive Investment Contracts

The Plan has an interest in synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by Pacific Investment Management Company (PIMCO).

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary. The Statement of Changes in Net Assets Available for Benefits and the Statements of Net Assets Available for Benefits present the synthetic GICs on a contract value basis.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of benefit payments), as well as asset underperformance, can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events of the magnitude that would limit the Plan’s ability to transact at contract value are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2021 and 2020:

	2021	2020

Short-term investment fund	$12,011,006	$18,769,615
Synthetic GICs	465,943,640	468,555,769
Total Investments at contract value	$477,954,646	$487,325,384

The synthetic GICs are presented on Schedule H, line 4i - Schedule of Assets (Held at End of Year) at fair value as a requirement of Form 5500. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

7.Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on October 27, 2016, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FE or its consolidated subsidiaries (FirstEnergy) prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FE’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FE common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and, therefore, these transactions qualify as party-in-interest transactions.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
Certain Plan investments are shares of FE common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2021 and 2020, and for the year ended December 31, 2021:

	2021	2020

Net assets available for benefits per the financial statements	$4,204,777,432	$3,751,316,294
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	3,400,715	16,010,866
Net assets available for benefits per Form 5500	$4,208,178,147	$3,767,327,160

Total investment income and interest income on notes receivable
from participants per the financial statements	$607,159,392
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(12,610,151)
Investment income per Form 5500	$594,549,241

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	FIRSTENERGY COMMON STOCK FUND	FirstEnergy common stock	**	$416,722,740
*	FIDELITY PURITAN FUND	Balanced fund	**	162,272,756
	BLACKROCK ACWI EX US - M	International stocks	**	117,616,244
	PIMCO REAL RETURN FUND INSTITUTIONAL CLASS	Bonds	**	33,770,083
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	95,422,447
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND L	Blend of stocks, fixed income	**	153,662,759
	BLACKROCK LIFEPATH INDEX 2025 FUND L	Blend of stocks, fixed income	**	166,780,941
	BLACKROCK LIFEPATH INDEX 2030 FUND L	Blend of stocks, fixed income	**	123,498,390
	BLACKROCK LIFEPATH INDEX 2035 FUND L	Blend of stocks, fixed income	**	83,115,603
	BLACKROCK LIFEPATH INDEX 2040 FUND L	Blend of stocks, fixed income	**	61,609,244
	BLACKROCK LIFEPATH INDEX 2045 FUND L	Blend of stocks, fixed income	**	68,601,708
	BLACKROCK LIFEPATH INDEX 2050 FUND L	Blend of stocks, fixed income	**	83,311,711
	BLACKROCK LIFEPATH INDEX 2055 FUND L	Blend of stocks, fixed income	**	62,571,633
	BLACKROCK LIFEPATH INDEX 2060 FUND L	Blend of stocks, fixed income	**	31,537,280
	BLACKROCK LIFEPATH INDEX 2065 FUND L	Blend of stocks, fixed income	**	5,781,519
	DODGE & COX INTERNATIONAL FUND	International stocks	**	64,934,091
	SELF MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	189,346,822
	US DEBT INDEX FUND M MUTUAL FUND	Bonds	**	27,002,374
	SMALL CAP GROWTH EQUITY	Small cap growth stocks	**	19,553,439
	MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	112,952,622
	MID CAP VALUE INDEX ADMIRAL FUND	Mid cap value stocks	**	72,993,651
	EQUITY INDEX - J	Large cap stocks	**	964,385,226
	VICTORY SYCAMORE SMALL CAP VALUE FUND	Small cap value stocks	**	82,781,182

*	CAPITAL PRESERVATION FUND
	STATE STREET STIF	Money market fund	**	12,011,006
	7-ELEVEN INC SR UNSEC 144A SMR	Corporate - 0.63%, 2023	**	1,197,306
	7-ELEVEN INC SR UNSEC 144A SMR	Corporate - 0.80%, 2024	**	1,188,841
	AMERICAN ELECTRIC POWER SR UNSEC	Corporate - 0.61%, 2023	**	600,390
	ANDREW W MELLON FOUNDATI UNSEC	Corporate - 0.95%, 2027	**	1,362,013
	AT&T INC SR UNSEC	Corporate - 2.55%, 2033	**	1,342,067
	ATMOS ENERGY CORP SR UNSEC	Cash Equivalent - 0.58%, 2023	**	1,600,692
	BANK 2018-BN12 ASB	Mortgage - 4.17%, 2061	**	1,307,611
	BANK 2019-BN21 ASB	Mortgage - 2.81%, 2052	**	1,578,760
	BANK 2020-BN25 A5	Mortgage - 2.65%, 2063	**	1,039,503
	BANK 2020-BN26 A4 WM29 WC3.5017	Mortgage - 2.40%, 2063	**	1,021,458
	BANK OF AMERICA CORP SR UNSEC SOFR	Corporate - 1.73%, 2027	**	2,393,562
	BANK OF AMERICA CORP SR UNSEC SOFR	Corporate - 1.20%, 2026	**	2,454,301
	BANK OF AMERICA CORP SR UNSEC SOFR	Corporate - 1.66%, 2027	**	995,995
	BANK OF NY MELLON CORP SR UNSEC	Corporate - 1.60%, 2025	**	2,124,162

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BANNER HEALTH UNSEC	Corporate - 2.34%, 2030	**	1,530,247
	BANQUE FED CRED MUTUEL SR UNSEC 144A	Cash Equivalent - 1.09%, 2023	**	1,823,946
	BARCLAYS PLC SR UNSEC	Corporate - 2.65%, 2031	**	697,965
	BARCLAYS PLC SR UNSEC SOFR	Corporate - 2.85%, 2026	**	1,655,086
	BAT CAPITAL CORP SR UNSEC	Corporate - 3.22%, 2024	**	209,277
	BAT INTL FINANCE PLC SR UNSEC	Corporate - 1.67%, 2026	**	197,009
	BAY AREA CA TOLL AUTH	Municipals - 2.57%, 2031	**	1,551,529
	BMARK 2019-B14 ASB	Mortgage - 2.96%, 2062	**	1,481,840
	BNP PARIBAS 144A	Corporate - 2.82%, 2025	**	1,856,621
	BPCE SA SR PREFERRED 144A	Corporate - 1.00%, 2026	**	1,746,999
	BRIGHTHSE FIN GLBL FUND SEC 144A	Corporate - 1.55%, 2026	**	1,482,291
	CA ST UNIV-D	Municipals - 1.69%, 2029	**	1,172,441
	CANADIAN IMPERIAL BANK SR UNSEC SOFR	Corporate - 1.10%, 2023	**	1,709,514
	CASH COLLATERAL FUT BOS USD	Cash Equivalent - 0.00%, 2060	**	317,959
	CASH COLLATERAL ICE BOS USD	Cash Equivalent - 0.00%, 2060	**	378,343
	CASH COLLATERAL ICE GSC USD	Cash Equivalent - 0.07%, 2060	**	472,711
	CDX IG35 5Y ICE	Credit Default Swap - 1.00%, 2025	**	50
	CDX IG36 5Y ICE	Credit Default Swap - 1.00%, 2026	**	155
	CDX IG37 5Y ICE	Credit Default Swap - 1.00%, 2026	**	3,211
	CDX ITRAXX EXJP IG36 5Y ICE	Credit Default Swap - 1.00%, 2026	**	86
	CGCMT 2013-GC11 AAB	Cash Equivalent - 2.69%, 2046	**	178,006
	CGCMT 2015-GC29 AAB WM24 WC4.173211878	Mortgage - 2.98%, 2048	**	970,864
	CITIGROUP INC SOFR SR UNSEC	Corporate - 2.56%, 2032	**	1,613,602
	COMM 2013-CR11 ASB WM23 WC5.205219817	Cash Equivalent - 3.66%, 2050	**	540,801
	COMM 2014-CR19 ASB WM14	Mortgage - 3.50%, 2047	**	1,025,843
	COMM 2014-UBS6 ASB WM14	Mortgage - 3.39%, 2047	**	1,100,099
	COMM 2015-CR23 A3 WM15	Mortgage - 3.23%, 2048	**	1,792,950
	COMM 2015-CR23 ASB WM15	Mortgage - 3.26%, 2048	**	825,038
	COMM 2015-DC1 ASB WM15	Cash Equivalent - 3.14%, 2048	**	900,640
	COMM 2015-LC19 ASB	Mortgage - 3.04%, 2048	**	788,879
	COMM 2015-LC21 ASB	Mortgage - 3.42%, 2048	**	1,581,131
	COMM 2018-COR3 A3 WM28 WC4.57635829	Mortgage - 4.23%, 2051	**	1,124,528
	COMM 2019-GC44 ASB	Mortgage - 2.87%, 2057	**	1,577,384
	COOPERATIEVE RABOBANK UA SR NONPREF 144A	Corporate - 1.34%, 2026	**	1,479,852
	COOPERATIEVE RABOBANK UA SR UNSEC 144A	Cash Equivalent - 1.08%, 2023	**	2,016,669
	CPI PROPERTY GROUP SA SR	Corporate - 4.75%, 2023	**	734,006
	CRED SUIS GP FUN LTD SR UNSEC	Corporate - 3.80%, 2023	**	363,161

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	CREDIT SUISSE GROUP AG SR UNSE 144A SOFR	Corporate - 2.19%, 2026	**	2,014,556
	CREDIT SUISSE GROUP AG SRUNSEC 144A SOFR	Corporate - 3.09%, 2032	**	1,122,814
	CSAIL 2015-C1 ASB WM15	Mortgage - 3.35%, 2050	**	663,519
	CSAIL 2017-CX9 ASB	Mortgage - 3.26%, 2050	**	1,047,763
	DALLAS AREA RAPID TRN	Municipals - 1.35%, 2027	**	98,782
	DASNY -REV - F	Municipals - 3.03%, 2033	**	1,061,217
	DELL INT LLC / EMC CORP	Corporate - 6.02%, 2026	**	579,207
	DELL INT LLC / EMC CORP	Corporate - 6.10%, 2027	**	604,297
	DEUTSCHE BANK NY SOFR SR NON-PREF	Corporate - 3.55%, 2031	**	423,616
	EL PASO PIPELINE PART OP SR UNSEC	Corporate - 4.30%, 2024	**	1,597,817
	ENBRIDGE INC SR UNSEC	Corporate - 2.90%, 2022	**	610,237
	EQUITABLE FINANCIAL LIFE SEC 144A	Corporate - 1.30%, 2026	**	1,769,257
	FED HOME LN BK BD (1.331MMM)	Corporate - 3.38%, 2023	**	2,629,800
	FED HOME LN BK BD (600MM)	Corporate - 1.05%, 2026	**	1,781,684
	FED HOME LN BK GLBL BD (1MMM)	Corporate - 1.50%, 2024	**	3,363,698
	FED HOME LN BK GLBL BD (300MM)	Corporate - 1.00%, 2026	**	3,458,765
	FHA 221D4 P4/02 GREY 54 NCP	Mortgage - 7.43%, 2023	**	14
	FHLMC GOLD 30YR #Q3-1614	Mortgage - 3.00%, 2045	**	1,198,404
	FHLMC GOLD 30YR #Q3-3509	Mortgage - 3.00%, 2045	**	325,764
	FHLMC GOLD 30YR GNT #G0-8687	Mortgage - 3.50%, 2046	**	1,839,160
	FHLMC GOLD 30YR GNT #G0-8693	Mortgage - 3.50%, 2046	**	46,073
	FHLMC GOLD 30YR GNT #G0-8823	Mortgage - 3.50%, 2048	**	790,791
	FHLMC GOLD 30YR GNT #G0-8841	Mortgage - 3.50%, 2048	**	214,023
	FHLMC GOLD 30YR GNT #G0-8857	Cash Equivalent - 4.00%, 2049	**	923,026
	FHMS K065 A1 WM27 WC4.3550	Mortgage - 2.86%, 2026	**	1,205,833
	FHMS K070 A1	Mortgage - 3.03%, 2027	**	3,511,968
	FHR 2666 OD PAC WM23 WC5.84	Cash Equivalent - 5.50%, 2023	**	69,455
	FHR 2739 PG PAC WM33 WC5.552	Mortgage - 5.00%, 2034	**	369,430
	FHR 2950 FN 1MLIB+45	Cash Equivalent - 0.56%, 2035	**	95,350
	FHR 3185 GT SEQ WM26 WC6.43	Mortgage - 6.00%, 2026	**	59,397
	FHR 3225 HF 1MLIB+51BP	Cash Equivalent - 0.62%, 2036	**	124,836
	FHR 3311 FN 1MLIB+30BP	Cash Equivalent - 0.41%, 2037	**	42,396
	FHR 3318 FL 1MLIB+40	Cash Equivalent - 0.51%, 2037	**	110,466
	FHR 3339 FL 1MLIB+58	Cash Equivalent - 0.69%, 2037	**	98,520
	FHR 3355 BF 1MLIB+70	Cash Equivalent - 0.81%, 2037	**	145,312
	FHR 3368 AF 1MLIB+72	Cash Equivalent - 0.83%, 2037	**	20,400
	FHR 3666 FC 1MLIB+73	Cash Equivalent - 0.84%, 2040	**	55,317
	FHR 3699 FD VA 1MLIB+60	Cash Equivalent - 0.71%, 2040	**	176,388

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHR 3740 DF 1MLIB+48	Cash Equivalent - 0.59%, 2040	**	296,054
	FHR 3743 FA 1MLIB+60	Cash Equivalent - 0.71%, 2040	**	470,877
	FHR 3747 WF VA 1MLIB+48	Cash Equivalent - 0.59%, 2040	**	408,533
	FHR 3751 FG 1MLIB+50	Cash Equivalent - 0.61%, 2050	**	86,519
	FHR 3843 FE 1MLIB+55BP	Cash Equivalent - 0.66%, 2041	**	584,024
	FHR 3843 FG 1MLIB+55BP	Cash Equivalent - 0.66%, 2041	**	584,024
	FHR 3977 FB 1MLIB+52BP	Cash Equivalent - 0.63%, 2041	**	692,163
	FHR 3984 DF 1M LIBOR +55BP	Cash Equivalent - 0.66%, 2042	**	680,586
	FHR 4400 FA 1MLIB + 40 BP	Cash Equivalent - 0.51%, 2041	**	428,672
	FHR 4736 CD WM39 WC4.9483	Mortgage - 3.00%, 2046	**	593,162
	FHR 4989 FA 1MLIB+35BP	Cash Equivalent - 0.45%, 2040	**	201,658
	FHR 4989 FB 1MLIB+35BP	Cash Equivalent - 0.45%, 2040	**	202,346
	FIN FUT US ULTRA 10YR CBT 03/22/22	Future - 6.00%, 2022	**	5,274
	FIN FUT US ULTRA 30YR CBT 03/22/22	Future - 6.00%, 2022	**	(12,031)
	FN ARM AL7090 H15T1Y+222.8 9.475	Cash Equivalent - 2.29%, 2037	**	325,012
	FNMA GLBL NT (2MMM)	Corporate - 2.38%, 2023	**	2,257,714
	FNMA PASS THRU 15YR #MA3897	Mortgage - 3.00%, 2035	**	598,728
	FNMA PASS THRU 20YR #254916	Cash Equivalent - 5.50%, 2023	**	25,689
	FNMA PASS THRU 20YR #255075	Cash Equivalent - 5.50%, 2024	**	34,395
	FNMA PASS THRU 20YR #AL6722	Cash Equivalent - 5.00%, 2030	**	659,255
	FNMA PASS THRU 30YR #848210	Cash Equivalent - 5.50%, 2035	**	120,010
	FNMA PASS THRU 30YR #884863	Mortgage - 5.50%, 2036	**	55,575
	FNMA PASS THRU 30YR #890365	Cash Equivalent - 5.50%, 2041	**	105,964
	FNMA PASS THRU 30YR #938504	Cash Equivalent - 5.50%, 2037	**	48,086
	FNMA PASS THRU 30YR #BK8819	Cash Equivalent - 4.00%, 2048	**	703,912
	FNMA PASS THRU 30YR #FM3241	Mortgage - 3.00%, 2050	**	2,516,342
	FNMA TBA 2.0% FEB 15YR	Mortgage - 2.00%, 2037	**	10,132
	FNMA TBA 2.0% JAN 15YR	Mortgage - 2.00%, 2037	**	(6,346)
	FNMA TBA 2.5% FEB 30YR	Mortgage - 2.50%, 2052	**	(20,963)
	FNMA TBA 2.5% JAN 30YR	Mortgage - 2.50%, 2052	**	(29,992)
	FNMA TBA 3.0% FEB 30YR	Mortgage - 3.00%, 2052	**	2,154
	FNMA TBA 3.0% JAN 30YR	Mortgage - 3.00%, 2052	**	(11,125)
	FNMA TBA 4.0% FEB 30YR	Cash Equivalent - 4.00%, 2052	**	(2,961)
	FNMA TBA 4.0% JAN 30YR	Cash Equivalent - 4.00%, 2052	**	(22,094)
	FNR 2005-13 FA 1MLIB+45	Cash Equivalent - 0.55%, 2035	**	275,369
	FNR 2005-29 JB WM33 WC7.0709	Mortgage - 4.50%, 2035	**	95
	FNR 2006-129 FM 1MLIB+25	Cash Equivalent - 0.35%, 2037	**	44,327
	FNR 2007-109 GF 1MLIB+68	Cash Equivalent - 0.78%, 2037	**	318,923
	FNR 2007-25 FB 1MLIB+33BP	Cash Equivalent - 0.43%, 2037	**	18,069

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2007-27 FA 1MLIB+31BP	Cash Equivalent - 0.41%, 2037	**	7,974
	FNR 2007-38 FC 1MLIB+42	Cash Equivalent - 0.52%, 2037	**	75,836
	FNR 2007-70 FA 1MLIB+35BP	Cash Equivalent - 0.45%, 2037	**	55,579
	FNR 2008-12 FA 1MLIB+67BP FRN	Cash Equivalent - 0.77%, 2038	**	527,757
	FNR 2010-111 FC 1MLIB+52	Cash Equivalent - 0.62%, 2040	**	64,481
	FNR 2010-115 FM 1MLIB+50	Cash Equivalent - 0.60%, 2040	**	403,103
	FNR 2010-117 FE 1MLIB+40BP	Cash Equivalent - 0.50%, 2040	**	41,775
	FNR 2010-135 LF 1MLIB+45	Cash Equivalent - 0.55%, 2040	**	217,892
	FNR 2010-2 GF 1MLIB+55BP	Cash Equivalent - 0.65%, 2049	**	55,726
	FNR 2015-79 FE 1MLIB+25BP	Cash Equivalent - 0.35%, 2045	**	967,262
	FNR 2015-87 BF 1MLIB+30BP	Cash Equivalent - 0.40%, 2045	**	608,084
	FNR 2016-11 CF 1MLIB+35BP	Cash Equivalent - 0.45%, 2046	**	1,124,877
	FNR 2016-40 AF 1MLIB+45BP	Cash Equivalent - 0.55%, 2046	**	985,003
	FNR 2016-64 KF WM38 WC3.3381	Cash Equivalent - 0.57%, 2046	**	934,010
	FNR 2016-82 FM 1MLIB+40BP	Cash Equivalent - 0.50%, 2046	**	1,214,451
	FNR 2016-87 AF 1MLIB+40BP	Cash Equivalent - 0.50%, 2046	**	1,438,843
	GA GLOBAL FUNDING TRUST 144A	Corporate - 1.00%, 2024	**	1,686,517
	GENERAL ELECTRIC COMPANY SNR S* ICE	Credit Default Swap - 1.00%, 2026	**	238
	GNMA II MULTPL SGL 30YR #MA3105M	Mortgage - 3.50%, 2045	**	1,783,672
	GOLDMAN SACHS GROUP INC SOFR	Corporate - 0.87%, 2027	**	400,887
	GOLDMAN SACHS GROUP INC SOFR SR UNSEC	Corporate - 1.43%, 2027	**	884,236
	GOLDMAN SACHS GROUP INC SR UNSEC	Corporate - 3.69%, 2028	**	4,391,734
	GSMS 2015-GC32 A3 WM15	Mortgage - 3.50%, 2048	**	944,631
	GSMS 2019-GSA1 AAB	Mortgage - 2.99%, 2052	**	2,098,884
	HARVEST OPERATIONS CORP UNSEC 144A	Corporate - 1.00%, 2024	**	1,292,929
	HAWAII ST-GB	Municipals - 0.85%, 2025	**	984,729
	HSBC HOLDINGS PLC SR UNSEC	Corporate - 3.97%, 2030	**	1,414,437
	HSBC HOLDINGS PLC SR UNSEC SOFR	Corporate - 2.87%, 2032	**	2,022,087
	HYUNDAI CAPITAL AMERICA SR UNSEC 144A	Corporate - 0.80%, 2023	**	1,196,195
	IMPERIAL BRANDS FIN PLC SR UNSEC 144A	Corporate - 3.13%, 2024	**	1,249,229
	IMPERIAL BRANDS FINANCE	Corporate - 3.50%, 2023	**	820,835
	ING GROEP NV SR UNSEC	Corporate - 4.10%, 2023	**	1,375,903
	JPMBB 2013-C17 ASB WM23 WC4.9082	Cash Equivalent - 3.71%, 2047	**	592,962
	JPMBB 2014-C22 ASB WM24 WC4.580566404	Mortgage - 3.50%, 2047	**	957,715
	JPMBB 2015-C27 ASB	Mortgage - 3.02%, 2048	**	1,077,333
	JPMORGAN CHASE & CO SR UNSEC	Corporate - 3.78%, 2028	**	3,056,532
	JPMORGAN CHASE & CO SR UNSEC SOFR	Corporate - 1.95%, 2032	**	774,715
	JPMORGAN CHASE & CO UNSEC	Corporate - 3.90%, 2025	**	1,857,222
	KINDER MORGAN ENER PART	Corporate - 3.95%, 2022	**	2,117,494

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	KOREA DEVELOPMENT BANK SRUNSEC	Cash Equivalent - 0.51%, 2023	**	1,603,480
	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate - 3.57%, 2028	**	1,607,480
	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate - 4.55%, 2028	**	2,179,877
	LOS ANGELES CO REDEV	Municipals - 2.00%, 2023	**	1,943,395
	MITSUBISHI UFJ FIN GRP SR UNSEC	Corporate - 1.41%, 2025	**	1,997,372
	MIZUHO FINANCIAL GROUP SR UNSEC	Corporate - 2.17%, 2032	**	3,411,567
	MORGAN STANLEY SOFR SR UNSEC	Corporate - 2.24%, 2032	**	1,870,426
	MSBAM 2013-C13 ASB WM23 WC4.922172434	Cash Equivalent - 3.56%, 2046	**	374,859
	MSBAM 2014-C16 A4 WM23 C4.78111	Mortgage - 3.60%, 2047	**	2,033,301
	MSBAM 2015-C20 ASB WM24 WC4.486757058	Mortgage - 3.07%, 2048	**	653,361
	MSC 2021-L5 ASB	Mortgage - 2.43%, 2054	**	1,123,450
	NATWEST GROUP PLC SR UNSEC	Corporate - 1.64%, 2027	**	987,235
	NATWEST GROUP PLC SR UNSEC	Corporate - 4.89%, 2029	**	1,721,604
	NEW YORK ST URBAN DEV	Municipals - 1.35%, 2026	**	1,998,280
	NISSAN MOTOR CO SR UNSEC 144A	Corporate - 4.35%, 2027	**	1,304,400
	NYC TRANS FIN AUTH-B2	Municipals - 3.25%, 2023	**	950,235
	PACIFIC GAS & ELECTRIC	Corporate - 3.00%, 2028	**	605,235
	PACIFIC GAS & ELECTRIC SEC	Corporate - 1.37%, 2023	**	498,124
	PACIFIC GAS & ELECTRIC SEC SMR	Corporate - 1.69%, 2022	**	1,100,885
	PACIFIC LIFE GF II SEC 144A SOFR	Corporate - 0.67%, 2026	**	705,148
	PETRONAS CAPITAL LTD 144A GTD	Corporate - 3.50%, 2030	**	814,949
	PROTECTIVE LIFE GLOBAL SEC 144A	Corporate - 1.08%, 2023	**	1,504,365
	REYNOLDS AMERICAN INC SR UNSEC SMR	Corporate - 4.45%, 2025	**	216,417
	SAN JOSE REDEV-A-T	Municipals - 3.13%, 2028	**	855,411
	SANTANDER HOLDINGS USA SR UNSEC	Corporate - 4.50%, 2025	**	1,203,680
	SANTANDER UK GROUP HLDGS SR UNSEC SOFR	Corporate - 1.67%, 2027	**	1,372,035
	SAUDI INTERNATIONAL BOND	Govt-Non US - 2.88%, 2023	**	3,090,080
	SBA TOWER TRUST NT SEC 144A 2A C	Corporate - 3.87%, 2049	**	1,659,612
	SINOPEC GRP DEV 2018 SR UNSEC 144A	Corporate - 2.50%, 2024	**	516,595
	SLCLT 2006-1 A5 3MLIB+11BP	Cash Equivalent - 0.31%, 2027	**	175,622
	SLMA 2005-4 A3	Cash Equivalent - 0.24%, 2027	**	357,937
	SLMA 2005-7 A4 3MLIB+15BP	Cash Equivalent - 0.27%, 2029	**	398,204
	SOCIETE GENERALE SR NON-PREFERRED 144A	Corporate - 2.63%, 2025	**	1,444,939
	SOUTHERN CAL EDISON 1ST LIEN	Corporate - 0.70%, 2023	**	1,891,521
	STANDARD CHARTER SR UNSEC 144A	Corporate - 2.68%, 2032	**	1,377,109
	STANDARD CHARTERED PLC SR UNSEC 144A	Corporate - 1.21%, 2025	**	496,981
	STATE OF QATAR SR UNSEC 144A	Govt-Non US - 3.88%, 2023	**	1,253,124

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	STIF FUND (EUR) (FIDELITY)	Cash Equivalent - 0.00%, 2030	**	1
	STIF FUND (GBP) (FIDELITY)	Cash Equivalent - 0.00%, 2030	**	1
	STIF FUND (JPY) (FIDELITY)	Cash Equivalent - 0.00%, 2030	**	—
	STIF FUND (USD) (FIDELITY)	Cash Equivalent - 0.03%, 2030	**	505,159
	SUMITOMO MITSUI FINL GRP SR UNSEC	Corporate - 2.45%, 2024	**	1,032,493
	SUNTORY HOLDINGS LTD SR UNSEC 144A	Corporate - 2.25%, 2024	**	1,738,210
	SUTTER HEALTH UNSEC	Corporate - 1.32%, 2025	**	895,139
	SVENSKA HANDELSBANKEN SR NPREFERRED 144A	Corporate - 1.42%, 2027	**	1,181,570
	TX TRANSPRTN COM-REF	Municipals - 4.00%, 2033	**	1,321,864
	U S TREASURY BILLS	Cash Equivalent - 0.00%, 2022	**	2,099,715
	U S TREASURY BILLS	Cash Equivalent - 0.00%, 2022	**	2,299,891
	U S TREASURY BILLS	Cash Equivalent - 0.00%, 2022	**	11,597,101
	U S TREASURY BILLS	Cash Equivalent - 0.00%, 2022	**	9,898,056
	U S TREASURY BILLS	Cash Equivalent - 0.00%, 2022	**	1,254,855
	U S TREASURY BILLS	Cash Equivalent - 0.00%, 2022	**	7,499,937
	U S TREASURY BILLS	Cash Equivalent - 0.00%, 2022	**	16,896,514
	U S TREASURY BILLS	Cash Equivalent - 0.00%, 2022	**	2,099,991
	U S TREASURY BILLS	Cash Equivalent - 0.00%, 2022	**	6,144,292
	U S TREASURY NOTE	Cash Equivalent - 2.13%, 2022	**	6,106,584
	U S TREASURY NOTE	Cash Equivalent - 1.88%, 2022	**	5,530,412
	U S TREASURY NOTE	Cash Equivalent - 0.13%, 2022	**	11,886,643
	U S TREASURY NOTE	US Treasury - 0.13%, 2024	**	7,309,470
	U S TREASURY NOTE	US Treasury - 0.38%, 2026	**	32,348,739
	U S TREASURY NOTE	US Treasury - 0.75%, 2026	**	9,673,754
	U S TREASURY NOTE	US Treasury - 1.25%, 2028	**	693,199
	U S TREASURY NOTE	US Treasury - 0.13%, 2023	**	29,745,300
	U S TREASURY NOTE	US Treasury - 0.13%, 2023	**	15,208,258
	U S TREASURY NOTE	US Treasury - 0.75%, 2028	**	6,754,040
	U S TREASURY NOTE	US Treasury - 1.13%, 2028	**	9,877,244
	U S TREASURY NOTE	US Treasury - 0.13%, 2023	**	49,666,108
	UBS GROUP AG SR UNSEC 144A	Corporate - 2.10%, 2032	**	3,211,173
	UBSBB 2013-C5 AAB WM22 WC4.120420506	Cash Equivalent - 2.69%, 2046	**	294,900
	UBSCM 2017-C7 ASB	Mortgage - 3.59%, 2050	**	1,702,186
	UNIV OF CALIFORNIA-BG	Municipals - 1.32%, 2027	**	1,376,651
	UT ST-BABS-B	Municipals - 3.54%, 2025	**	2,847,930
	VM CASH CCP ICE BOS USD	Cash Equivalent - 0.01%, 2060	**	251,240
	VM CASH CCP ICE GSC USD	Cash Equivalent - 0.00%, 2060	**	7,039
	VM CASH FUT DOM BOS USD	Cash Equivalent - 0.00%, 2060	**	47,913

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	WELLS FARGO & COMPANY SR UNSEC	Corporate - 3.55%, 2025	**	3,106,844
	WELLS FARGO & COMPANY SR UNSEC	Corporate - 3.00%, 2026	**	1,739,909
	WFCM 2015-C26 ASB WM15	Mortgage - 2.99%, 2048	**	980,314
	WFCM 2015-C29 ASB WM15	Mortgage - 3.40%, 2048	**	1,126,899
	WFCM 2015-C30 ASB WM25 WC4.53	Mortgage - 3.41%, 2058	**	1,251,208
	WFCM 2016-C35 ASB WM16 WC0.0	Mortgage - 2.79%, 2048	**	1,341,020
	WFCM 2017-C42 ASB	Mortgage - 3.49%, 2050	**	1,587,618
	WFCM 2018-C44 A5	Mortgage - 4.21%, 2051	**	1,686,987
	WISCONSIN-A-REF-TXBL	Cash Equivalent - 1.90%, 2022	**	1,913,043

	Capital Preservation Fund Total			481,355,361

	ARTISAN MIDCAP INVESTOR FUND
	BBF STIF	MONEY MARKET FUND	**	5,635,448
	ADVANCED DRAINAGE SYS INC	COMMON STOCKS	**	2,260,030
	AGILENT TECH INC	COMMON STOCKS	**	3,307,469
	APTIV PLC	COMMON STOCKS	**	4,713,281
	ARGENX SE SPONSORED ADR	COMMON STOCKS	**	5,049,740
	ARISTA NETWORKS INC	COMMON STOCKS	**	4,643,844
	ASCENDIS PHARMA AS SPON A	COMMON STOCKS	**	6,165,375
	ATLASSIAN CORP PLC CLS A	COMMON STOCKS	**	7,904,142
	AZENTA INC	COMMON STOCKS	**	2,326,986
	BALL CORP	COMMON STOCKS	**	2,929,977
	BIGCOMMERCE HLDGS INC	COMMON STOCKS	**	1,537,711
	BILL.COM HLDGS INC	COMMON STOCKS	**	2,383,867
	BIONTECH SE ADR	COMMON STOCKS	**	1,441,102
	BURLINGTON STORES INC	COMMON STOCKS	**	4,805,542
	CATALENT INC	COMMON STOCKS	**	5,938,800
	CERIDIAN HCM HLDG INC	COMMON STOCKS	**	4,428,582
	CHEGG INC	COMMON STOCKS	**	488,314
	CHIPOTLE MEXICAN GRILL IN	COMMON STOCKS	**	4,652,093
	COGNEX CORP	COMMON STOCKS	**	1,823,161
	DATADOG INC CL A	COMMON STOCKS	**	5,506,983
	DEXCOM INC	COMMON STOCKS	**	3,801,069
	DRAFTKINGS INC CL A	COMMON STOCKS	**	578,051
	ENTEGRIS INC	COMMON STOCKS	**	3,411,562
	EVOTEC SE ADR	COMMON STOCKS	**	1,942,109
	EXACT SCIENCES CORP	COMMON STOCKS	**	1,124,099

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FIRST REPUBLIC BANK	COMMON STOCKS	**	3,631,272
	FORTIVE CORP	COMMON STOCKS	**	4,228,678
	GENERAC HLDGS INC	COMMON STOCKS	**	4,143,858
	GENMAB AS SP ADR	COMMON STOCKS	**	3,776,951
	GLOBAL PAYMENTS INC	COMMON STOCKS	**	5,632,275
	GLOBAL-E ONLINE LTD	COMMON STOCKS	**	1,951,968
	HUBSPOT INC	COMMON STOCKS	**	10,116,634
	INGERSOLL RAND INC	COMMON STOCKS	**	6,128,780
	LATTICE SEMICONDUCTOR COR	COMMON STOCKS	**	5,202,706
	LPL FINL HLDGS INC	COMMON STOCKS	**	2,703,440
	LULULEMON ATHLETICA INC	COMMON STOCKS	**	2,229,308
	LYFT INC	COMMON STOCKS	**	2,467,529
	MARQETA INC CL A	COMMON STOCKS	**	374,958
	MATCH GROUP INC	COMMON STOCKS	**	4,485,391
	MONOLITHIC POWER SYS INC	COMMON STOCKS	**	1,449,404
	MSCI INC	COMMON STOCKS	**	5,244,014
	NASDAQ INC	COMMON STOCKS	**	4,613,080
	NEOGENOMICS INC	COMMON STOCKS	**	1,490,873
	NEW YORK TIMES CO CL A	COMMON STOCKS	**	2,990,108
	ON SEMICONDUCTOR CORP	COMMON STOCKS	**	2,500,475
	ROKU INC CLASS A	COMMON STOCKS	**	2,883,763
	SOFI TECH INC	COMMON STOCKS	**	1,304,025
	SPOTIFY TECH SA	COMMON STOCKS	**	1,131,535
	SVB FINL GROUP	COMMON STOCKS	**	5,716,207
	SYNOPSYS INC	COMMON STOCKS	**	4,356,407
	TELEDYNE TECH INC	COMMON STOCKS	**	3,632,303
	TOAST INC	COMMON STOCKS	**	922,661
	TRADEWEB MARKETS INC A	COMMON STOCKS	**	4,849,079
	TRANSUNION	COMMON STOCKS	**	4,116,742
	TREX CO INC	COMMON STOCKS	**	1,879,348
	TRIMBLE INC	COMMON STOCKS	**	3,461,879
	TYLER TECH INC	COMMON STOCKS	**	2,717,185
	VEEVA SYS INC CL A	COMMON STOCKS	**	6,819,017
	WAYFAIR INC	COMMON STOCKS	**	1,092,328
	WEST PHARMACEUTICAL SVCS	COMMON STOCKS	**	5,071,405
	YETI HLDGS INC	COMMON STOCKS	**	2,287,269
	ZOOMINFO TECH INC	COMMON STOCKS	**	3,354,836
	ZSCALER INC	COMMON STOCKS	**	5,041,025
	ZYNGA INC	COMMON STOCKS	**	4,207,270

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Artisan Midcap Investor Fund Total			229,005,323

	METWEST TOTAL RETURN FUND
	BBH STIF FUND	MONEY MARKET FUND	**	11,782,874
	ABBVIE INC	CORPORATE DEBT - 3.80%, 2025	**	212,895
	ABBVIE INC	CORPORATE DEBT - 4.05%, 2039	**	80,313
	ABBVIE INC	CORPORATE DEBT - 4.40%, 2042	**	238,641
	ABBVIE INC	CORPORATE DEBT - 4.55%, 2035	**	210,418
	ACE SEC CORP HOME EQ LN T	ASSET BACKED SECURITIES - Variable, 2034	**	685,612
	AERCAP IRELAND CAP LTD	CORPORATE DEBT - 3.88%, 2028	**	100,733
	AERCAP IRELAND CAP LTD	CORPORATE DEBT - 3.30%, 2032	**	708,046
	AGL CLO	ASSET BACKED SECURITIES - Variable, 2034	**	578,764
	AHM 2004-4 4A 6ML+200	MTGE BACKED SECURITIES - Variable, 2045	**	62,858
	AIG CLO 2019-2 LTD 3ML+16	ASSET BACKED SECURITIES - Variable, 2033	**	599,998
	AIMCO CLO 11 LTD 3ML+113	ASSET BACKED SECURITIES - Variable, 2034	**	274,356
	AIR LEASE CORP	CORPORATE DEBT - 3.25%, 2025	**	280,162
	AJAX MORTGAGE LOAN TR 201	ASSET BACKED SECURITIES - 2.96%, 2065	**	684,057
	ALIMENTATION COUCHE-TARD	CORPORATE DEBT - 3.55%, 2027	**	508,877
	AMERICAN AIRLS 2013-1A 4.	ASSET BACKED SECURITIES - 4.00%, 2027	**	183,312
	AMMC CLO 19 LTD / AMMC CL	ASSET BACKED SECURITIES - Variable, 2028	**	297,118
	ANHEUSER-BUSCH COS LLC /	CORPORATE DEBT - 4.70%, 2036	**	165,333
	ANHEUSER-BUSCH COS LLC /	CORPORATE DEBT - 4.90%, 2046	**	543,492
	AREIT 2019-CRE3 TR 1ML+10	MTGE BACKED SECURITIES - Variable, 2036	**	292,853
	AT&T INC	CORPORATE DEBT - 2.55%, 2033	**	386,327
	AT&T INC	CORPORATE DEBT - 3.80%, 2057	**	552,804
	AT&T INC	CORPORATE DEBT - 4.30%, 2042	**	270,959
	AT&T INC	CORPORATE DEBT - 4.75%, 2046	**	295,871
	AT&T INC	CORPORATE DEBT - 4.85%, 2039	**	143,433
	AT&T INC	CORPORATE DEBT - 5.25%, 2037	**	525,688
	ATHENE GLOBAL FUNDING	CORPORATE DEBT - 1.99%, 2028	**	534,432
	AVOLON HLDGS FUNDING LTD	CORPORATE DEBT - 2.53%, 2027	**	316,668
	AVOLON HLDGS FUNDING LTD	CORPORATE DEBT - 2.88%, 2025	**	288,509
	BAMLL COMMERCIAL MORTGAGE	MTGE BACKED SECURITIES - Variable, 2038	**	356,646
	BANK OF AMERICA CORPORATI	CORPORATE DEBT - Variable, 2029	**	536,518

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BANK OF AMERICA CORPORATI	CORPORATE DEBT - Variable, 2023	**	214,341
	BANK OF AMERICA CORPORATI	CORPORATE DEBT - Variable, 2026	**	114,894
	BANK OF AMERICA CORPORATI	CORPORATE DEBT - Variable, 2025	**	925,543
	BANK OF AMERICA CORPORATI	CORPORATE DEBT - Variable, 2029	**	670,256
	BAT CAPITAL CORP	CORPORATE DEBT - 4.39%, 2037	**	263,412
	BAT CAPITAL CORP	CORPORATE DEBT - 4.54%, 2047	**	596,119
	BAYER US FIN II LLC	CORPORATE DEBT - 4.25%, 2025	**	113,567
	BAYER US FIN II LLC	CORPORATE DEBT - 4.38%, 2028	**	524,962
	BAYER US FIN II LLC	CORPORATE DEBT - 4.63%, 2038	**	367,813
	BAYER US FIN II LLC	CORPORATE DEBT - 4.88%, 2048	**	239,656
	BEAR STEARNS ARM TR CSTR	MTGE BACKED SECURITIES - Variable, 2033	**	282,980
	BERRY GLOBAL INC 1.57 01/	CORPORATE DEBT - 1.57%, 2026	**	332,697
	BFLD TR 2019-DPLO 1ML+109	MTGE BACKED SECURITIES - Variable, 2034	**	682,176
	BOEING CO	CORPORATE DEBT - 1.17%, 2023	**	470,048
	BROADCOM INC	CORPORATE DEBT - 4.30%, 2032	**	112,378
	BX TR 2019-OC11	MTGE BACKED SECURITIES - 3.20%, 2041	**	136,989
	CALI MTG TR 2019-101C	MTGE BACKED SECURITIES - 3.96%, 2039	**	254,995
	CAMB COML MTG TR 2019-LIF	MTGE BACKED SECURITIES - Variable, 2037	**	562,930
	CEDAR FDG XII CLO LTD / C	ASSET BACKED SECURITIES - Variable, 2034	**	598,604
	CHARTER COMM OPERATING LL	CORPORATE DEBT - 4.91%, 2025	**	220,222
	CHARTER COMM OPERATING LL	CORPORATE DEBT - 5.75%, 2048	**	124,706
	CHARTER COMM OPERATING LL	CORPORATE DEBT - 4.80%, 2050	**	268,712
	CIGNA CORP	CORPORATE DEBT - 4.13%, 2025	**	328,085
	CITI 3Y30Y SWAPTION P 2.7	FIXED INCOME OPTIONS	**	23,292
	CITIGROUP INC	CORPORATE DEBT - Variable, 2027	**	309,626
	CITIGROUP INC	CORPORATE DEBT - Variable, 2031	**	199,860
	COLLEGIATE FDG SVCS ED LN	ASSET BACKED SECURITIES - Variable, 2035	**	972,190
	COMMONSPIRIT HEALTH	CORPORATE DEBT - 2.78%, 2030	**	347,997
	CONTL AIR INC	CORPORATE DEBT - 5.98%, 2023	**	21,269
	CPT MORTGAGE TR 2019	MTGE BACKED SECURITIES - 2.87%, 2039	**	255,161
	CREDIT SUISSE GRP AG	CORPORATE DEBT - Variable, 2027	**	326,816
	CREDIT SUISSE GRP AG	CORPORATE DEBT - Variable, 2026	**	188,913
	CREDIT SUISSE GRP AG	CORPORATE DEBT - Variable, 2025	**	254,388
	CREDIT SUISSE GRP AG SOFR	CORPORATE DEBT - Variable, 2032	**	352,649

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	CSMC 2018-RPL9 TR	MTGE BACKED SECURITIES - 3.85%, 2057	**	512,281
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	2,280,912
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	(2,261,223)
	CVS HEALTH CORP	CORPORATE DEBT - 5.05%, 2048	**	536,050
	CVS HEALTH CORP	CORPORATE DEBT - 5.13%, 2045	**	188,480
	CYRUSONE LP/CYRUSONE FIN	CORPORATE DEBT - 2.90%, 2024	**	557,393
	DC OFFC TR 2019	MTGE BACKED SECURITIES - 2.97%, 2045	**	276,438
	DISCOVER FIN SVS	CORPORATE DEBT - 3.95%, 2024	**	329,695
	DNB BANK ASA	CORPORATE DEBT - Variable, 2028	**	336,645
	DUKE ENERGY CAROLINAS LLC	CORPORATE DEBT - 3.75%, 2045	**	552,821
	DUKE ENERGY PROGRESS LLC	CORPORATE DEBT - 4.20%, 2045	**	297,145
	ENERGY TRANSFER LP	CORPORATE DEBT - 5.15%, 2045	**	493,842
	ENERGY TRANSFER LP	CORPORATE DEBT - 5.40%, 2047	**	673,568
	EURO 1YR MID-CRV FUT SEP2	FIXED INCOME OPTIONS	**	(34,594)
	EURO 1YR MID-CRV FUT SEP2	FIXED INCOME OPTIONS	**	60,750
	EURO 1YR MID-CRV FUT SEP2	FIXED INCOME OPTIONS	**	(33,750)
	EURO 2YR MID-CRV FUT SEP2	FIXED INCOME OPTIONS	**	(56,469)
	EURO 2YR MID-CRV FUT SEP2	FIXED INCOME OPTIONS	**	(44,281)
	EXXON MOBIL CORP	CORPORATE DEBT - 4.23%, 2040	**	17,708
	EXXON MOBIL CORP	CORPORATE DEBT - 4.33%, 2050	**	454,305
	FARMERS EXCHANGE CAP III	CORPORATE DEBT - Variable, 2054	**	868,049
	FEDERAL HOME LN MTG MLT C	MTGE BACKED SECURITIES - Variable, 2053	**	757,236
	FEDERAL NAT MTG ASN GTD R	MTGE BACKED SECURITIES - Variable, 2050	**	118,069
	FEDERAL NAT MTG ASN GTD R	ASSET BACKED SECURITIES - 4.00%, 2047	**	340,951
	FEDERAL NATL MTG AS GTD R	MTGE BACKED SECURITIES - 3.00%, 2048	**	263,833
	FEDERAL NATL MTG AS GTD R	MTGE BACKED SECURITIES - 3.50%, 2047	**	211,329
	FEDERAL NATL MTG AS GTD R	MTGE BACKED SECURITIES - 3.50%, 2047	**	50,712
	FEDERAL NATL MTG AS GTD R	MTGE BACKED SECURITIES - 3.00%, 2049	**	212,678
	FHLG 15YR	MTGE BACKED SECURITIES - 2.50%, 2032	**	146,187
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	67,979
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	113,768
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2033	**	25,011

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2034	**	259,322
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2033	**	230,768
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2033	**	75,691
	FHLG 20YR	MTGE BACKED SECURITIES - 3.00%, 2038	**	136,004
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	22,540
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	443,423
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	244,952
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	171,043
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	337,249
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	124,221
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	239,669
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	1,082,053
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	38,283
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	446,629
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	851,877
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2045	**	847,563
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	893,487
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	33,573
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	318,651
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	617,149
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	110,123
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	35,293
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	196,452
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	836,174
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	162,676
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	102,094

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	101,513
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2045	**	377,507
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2048	**	927,560
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	58,797
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2048	**	66,621
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2045	**	610,051
	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	73,278
	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	124,444
	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	19,229
	FNMA 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	108,129
	FNMA 20YR	MTGE BACKED SECURITIES - 2.00%, 2040	**	1,035,154
	FNMA 20YR	MTGE BACKED SECURITIES - 2.00%, 2040	**	906,051
	FNMA 30YR	MTGE BACKED SECURITIES - 2.46%, 2040	**	408,560
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2047	**	137,051
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2049	**	592,226
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	455,955
	FNMA 30YR	MTGE BACKED SECURITIES - 3.39%, 2029	**	332,377
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	19,596
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	263,641
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	101,617
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2044	**	358,215
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	88,168
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	70,865
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	351,540
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2043	**	146,247

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA 30YR	MTGE BACKED SECURITIES - 4.50%, 2047	**	1,379,970
	FORD MTR CR CO LLC FRN 3M	CORPORATE DEBT - Variable, 2022	**	59,971
	FREDDIE MAC REMICS 2018-4	MTGE BACKED SECURITIES - 4.00%, 2047	**	80,563
	FRESENIUS MEDICAL CARE US	CORPORATE DEBT - 1.88%, 2026	**	227,524
	FUTURES CASH COLLATERAL	CASH COLLATERAL	**	332,000
	GALLAGHER (ARTHUR J.) & C	CORPORATE DEBT - 3.05%, 2052	**	222,436
	GE CAPITAL INTL FUNDING C	CORPORATE DEBT - 4.42%, 2035	**	326,981
	GEN ELECTRIC CO	CORPORATE DEBT - 6.75%, 2032	**	147,285
	GEN MTRS FINL CO INC	CORPORATE DEBT - 3.15%, 2022	**	187,082
	GEN MTRS FINL CO INC	CORPORATE DEBT - 3.45%, 2022	**	50,153
	GLOBAL PAYMENTS INC	CORPORATE DEBT - 1.50%, 2024	**	345,048
	GLP CAP LP / GLP FING II	CORPORATE DEBT - 3.35%, 2024	**	95,508
	GLP CAP LP / GLP FING II	CORPORATE DEBT - 5.30%, 2029	**	361,910
	GLP CAP LP / GLP FING II	CORPORATE DEBT - 5.38%, 2026	**	402,996
	GLP CAP LP / GLP FING II	CORPORATE DEBT - 5.38%, 2023	**	36,242
	GNII 30YR	MTGE BACKED SECURITIES - 3.00%, 2049	**	182,623
	GNII 30YR	MTGE BACKED SECURITIES - 3.50%, 2049	**	15,340
	GNII II	MTGE BACKED SECURITIES - 2.00%, 2052	**	2,267,549
	GNII II	MTGE BACKED SECURITIES - 2.50%, 2052	**	1,768,185
	GNII II	MTGE BACKED SECURITIES - 2.50%, 2052	**	1,457,557
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2047	**	415,969
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2047	**	61,003
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2046	**	357,481
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2048	**	292,176
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	180,797
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	197,614
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2047	**	277,641
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	49,796
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	188,095
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	85,503

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GNII II	MTGE BACKED SECURITIES - 3.50%, 2047	**	56,037
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	254,180
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	204,808
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	113,140
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2047	**	135,854
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2047	**	43,964
	GNII II	MTGE BACKED SECURITIES - 4.50%, 2047	**	350,680
	GNII II	MTGE BACKED SECURITIES - 4.50%, 2048	**	166,011
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2047	**	70,287
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2046	**	218,983
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2044	**	168,741
	GOLDENTREE LOAN OPPORTUNI	ASSET BACKED SECURITIES - Variable, 2057	**	550,184
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - Variable, 2025	**	335,758
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - 3.20%, 2023	**	225,627
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - Variable, 2027	**	568,182
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - Variable, 2027	**	117,569
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - Variable, 2024	**	89,613
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - 1.22%, 2023	**	576,469
	GOVERNMENT NAT MTG AS REM	MTGE BACKED SECURITIES - 2.63%, 2039	**	496,262
	GOVERNMENT NATL MTG ASN M	MTGE BACKED SECURITIES - 3.50%, 2048	**	179,948
	GS MTG BACKED SECS TR 201	MTGE BACKED SECURITIES - 3.75%, 2057	**	507,859
	GS MTG SECS CORP TR 2021	MTGE BACKED SECURITIES - Variable, 2036	**	791,437
	GSAA 05-6 M1 1ML+43	ASSET BACKED SECURITIES - Variable, 2035	**	625,103
	HCA INC	CORPORATE DEBT - 2.38%, 2031	**	103,368
	HCA INC	CORPORATE DEBT - 4.75%, 2023	**	104,737
	HCA INC	CORPORATE DEBT - 5.00%, 2024	**	317,207
	HCA INC	CORPORATE DEBT - 5.13%, 2039	**	283,252
	HCA INC	CORPORATE DEBT - 5.25%, 2049	**	449,512
	HEALTHCARE REALTY TR INC	CORPORATE DEBT - 3.88%, 2025	**	238,606

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	HMBT 2005-4 A1 1ML+27	MTGE BACKED SECURITIES - Variable, 2035	**	451,852
	HSBC HLDGS PLC	CORPORATE DEBT - Variable, 2027	**	425,401
	HSBC HLDGS PLC	CORPORATE DEBT - Variable, 2028	**	327,930
	HSBC HLDGS PLC	CORPORATE DEBT - Variable, 2029	**	308,896
	HSBC HLDGS PLC	CORPORATE DEBT - Variable, 2027	**	290,604
	HSBC HLDGS PLC	CORPORATE DEBT - Variable, 2025	**	51,284
	HUDSON YDS 2019-30HY MTG	MTGE BACKED SECURITIES - 3.23%, 2039	**	234,651
	HUDSON YDS 2019-55HY MTG	MTGE BACKED SECURITIES - Variable, 2041	**	277,444
	HVMLT 2005-9 2A1A 1ML+34	MTGE BACKED SECURITIES - Variable, 2035	**	456,712
	IHS MARKIT LTD	CORPORATE DEBT - 3.63%, 2024	**	325,113
	IHS MARKIT LTD	CORPORATE DEBT - 4.00%, 2026	**	324,201
	IMPERIAL BRANDS FINANCE P	CORPORATE DEBT - 3.13%, 2024	**	227,326
	IMPERIAL BRANDS FINANCE P	CORPORATE DEBT - 3.50%, 2023	**	219,003
	INDIANA MICHIGAN POWER CO	CORPORATE DEBT - 4.55%, 2046	**	366,115
	INTEL CORP	CORPORATE DEBT - 3.05%, 2051	**	217,876
	INTL FLAVS & FRAG INC	CORPORATE DEBT - 2.30%, 2030	**	107,862
	INTL FLAVS & FRAG INC	CORPORATE DEBT - 5.00%, 2048	**	115,682
	INTL TRANSMISSION CO	CORPORATE DEBT - 4.63%, 2043	**	742,599
	J.P. MORGAN MORTGAGE TR 2	MTGE BACKED SECURITIES - 2.50%, 2052	**	1,135,774
	JAPAN GOVERNMENT	FOREIGN OBLIGATIONS - 0.00%, 2022	**	2,260,666
	JBS USA LUX SA / JBS FOOD	CORPORATE DEBT - 3.00%, 2032	**	150,000
	JP MORGAN CHASE COML MTG	MTGE BACKED SECURITIES - 3.40%, 2039	**	231,930
	JP MORGAN CM SECURITIES T	MTGE BACKED SECURITIES - Variable, 2038	**	228,155
	JP MORGAN MORTGAGE TR 202	MTGE BACKED SECURITIES - 2.50%, 2052	**	1,076,335
	JPMORGAN CHASE & CO	CORPORATE DEBT - Variable, 2025	**	236,197
	JPMORGAN CHASE & CO	CORPORATE DEBT - Variable, 2025	**	183,199
	JPMORGAN CHASE & CO	CORPORATE DEBT - Variable, 2025	**	350,373
	JPMORGAN CHASE & CO	CORPORATE DEBT - Variable, 2027	**	335,993
	JPMORGAN CHASE & CO	CORPORATE DEBT - Variable, 2026	**	379,422
	JPMORGAN CHASE & CO	CORPORATE DEBT - Variable, 2026	**	228,368
	KINDER MORGAN INC DEL	CORPORATE DEBT - 5.55%, 2045	**	183,327
	KRAFT HEINZ FOODS CO	CORPORATE DEBT - 4.38%, 2046	**	226,003
	KRAFT HEINZ FOODS CO	CORPORATE DEBT - 4.88%, 2049	**	647,768
	LA CA USD	MUNICIPAL BONDS - 5.98%, 2027	**	635,517

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	LCM XIII LP ARR 3ML+114 0	ASSET BACKED SECURITIES - Variable, 2027	**	610,988
	LCM XIX LTD PARTNERSHIP/L	ASSET BACKED SECURITIES - Variable, 2027	**	151,100
	LEVEL 3 FINANCING INC	CORPORATE DEBT - 3.88%, 2029	**	432,438
	LLOYDS BANKING GROUP PLC	CORPORATE DEBT - Variable, 2027	**	127,014
	LLOYDS BANKING GROUP PLC	CORPORATE DEBT - Variable, 2023	**	155,600
	LLOYDS BANKING GROUP PLC	CORPORATE DEBT - Variable, 2023	**	221,839
	LLOYDS BANKING GROUP PLC	CORPORATE DEBT - Variable, 2025	**	408,549
	MACQUARIE GROUP LTD	CORPORATE DEBT - Variable, 2027	**	223,777
	MACQUARIE GROUP LTD	CORPORATE DEBT - Variable, 2033	**	338,971
	MET WEST:FLT RT INC;I	MUTUAL FUNDS	**	4,384,559
	MET WEST:HIGH YLD BD;I	MUTUAL FUNDS	**	2,551,604
	MHL 05-2 1A1 1ML+27	MTGE BACKED SECURITIES - Variable, 2035	**	98,192
	MKT 2020-525M MTG TR	MTGE BACKED SECURITIES - 2.69%, 2040	**	338,512
	MLCC 2004-A A1 1ML+23	MTGE BACKED SECURITIES - Variable, 2029	**	177,948
	MORGAN STANLEY	CORPORATE DEBT - Variable, 2036	**	778,799
	MORGAN STANLEY CAPITAL I	ASSET BACKED SECURITIES - Variable, 2027	**	649,750
	MORGAN STANLEY SOFR	CORPORATE DEBT - Variable, 2025	**	346,550
	MORTGAGEIT TR 2005-5 A1 S	MTGE BACKED SECURITIES - Variable, 2035	**	339,504
	NATIONWIDE BUILDING SOC	CORPORATE DEBT - Variable, 2024	**	437,749
	NATIONWIDE BUILDING SOC	CORPORATE DEBT - Variable, 2024	**	125,668
	NATIONWIDE MUTUAL INSURAN	CORPORATE DEBT - Variable, 2024	**	400,481
	NAVIENT STUDENT LN TR 201	ASSET BACKED SECURITIES - Variable, 2040	**	936,230
	NEW YORK LIFE INSURANCE C	CORPORATE DEBT - 3.75%, 2050	**	221,926
	NEW YORK ST DORM AUTH ST	MUNICIPAL BONDS - 5.29%, 2033	**	601,090
	NSTR 2006-B AV4 1ML+28	ASSET BACKED SECURITIES - Variable, 2036	**	58,443
	NY MTA TRANSP	MUNICIPAL BONDS - 5.18%, 2049	**	61,602
	NY NYC TRANS	MUNICIPAL BONDS - 5.51%, 2037	**	322,046
	NYU LANGONE HOSPITALS	CORPORATE DEBT - 4.78%, 2044	**	640,252
	ONE BRYANT PK TR 2019-OBP	MTGE BACKED SECURITIES - 2.52%, 2054	**	339,329
	ORACLE CORP	CORPORATE DEBT - 2.80%, 2027	**	123,718
	ORACLE CORP	CORPORATE DEBT - 2.88%, 2031	**	40,255
	ORACLE CORP	CORPORATE DEBT - 3.85%, 2051	**	457,805
	PARK AEROSPACE HLDGS LTD	CORPORATE DEBT - 4.50%, 2023	**	96,509
	PARK AEROSPACE HLDGS LTD	CORPORATE DEBT - 5.50%, 2024	**	175,452

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	PARK AVE INSTL ADVISERS C	ASSET BACKED SECURITIES - Variable, 2034	**	551,279
	PETROLEOS MEXICANOS	CORPORATE DEBT - 6.75%, 2047	**	520,675
	PETROLEOS MEXICANOS	CORPORATE DEBT - 6.95%, 2060	**	127,963
	PHEAA STUDENT LOAN TR 201	ASSET BACKED SECURITIES - Variable, 2041	**	415,174
	PLAINS ALL AM PIPELN/PAA	CORPORATE DEBT - 4.50%, 2026	**	164,668
	POTOMAC ELECTRIC POWER CO	CORPORATE DEBT - 3.60%, 2024	**	522,986
	RAMP SER 2006 EFC2 TR 1ML	ASSET BACKED SECURITIES - Variable, 2036	**	836,592
	RBSCF 2013-GSP A CSTR	MTGE BACKED SECURITIES - Variable, 2032	**	455,634
	REYNOLDS AMERICAN INC	CORPORATE DEBT - 5.70%, 2035	**	35,548
	REYNOLDS AMERICAN INC	CORPORATE DEBT - 5.85%, 2045	**	243,008
	ROCKFORD TOWER CLO 2019-1	ASSET BACKED SECURITIES - Variable, 2034	**	598,411
	ROCKIES EXPRESS PIPELINE	CORPORATE DEBT - 4.80%, 2030	**	319,434
	ROCKIES EXPRESS PIPELINE	CORPORATE DEBT - 4.95%, 2029	**	260,625
	ROYAL BK SCOTLND GRP PLC(	CORPORATE DEBT - Variable, 2025	**	444,464
	SAN FRANCISCO W	MUNICIPAL BONDS - 2.83%, 2041	**	220,296
	SANTANDER UK GROUP HLDGS	CORPORATE DEBT - Variable, 2025	**	367,800
	SANTANDER UK GROUP HLDGS	CORPORATE DEBT - Variable, 2026	**	53,068
	SANTANDER UK GROUP HLDGS	CORPORATE DEBT - Variable, 2024	**	206,567
	SANTANDER UK GROUP HLDGS	CORPORATE DEBT - Variable, 2024	**	455,790
	SANTANDER UK PLC	CORPORATE DEBT - 5.00%, 2023	**	79,762
	SEQUOIA MTG TR 1ML+64 01	MTGE BACKED SECURITIES - Variable, 2034	**	463,493
	SL GREEN OPER PARTNERSHIP	CORPORATE DEBT - 3.25%, 2022	**	254,072
	SLC STUDENT LN TR 2008-1	ASSET BACKED SECURITIES - Variable, 2032	**	875,845
	SLM STUDENT LN TR 2008 3M	ASSET BACKED SECURITIES - Variable, 2083	**	395,353
	SLM STUDENT LN TR 2008 5	ASSET BACKED SECURITIES - Variable, 2073	**	395,645
	SLM STUDENT LN TR 2008-2	ASSET BACKED SECURITIES - Variable, 2083	**	180,142
	SLM STUDENT LN TR 2008-4	ASSET BACKED SECURITIES - Variable, 2073	**	243,460
	SLM STUDENT LN TR 2008-8	ASSET BACKED SECURITIES - Variable, 2075	**	234,221
	SLM STUDENT LN TR 2012-1	ASSET BACKED SECURITIES - Variable, 2028	**	373,649
	SLM STUDENT LN TR 2012-7	ASSET BACKED SECURITIES - Variable, 2026	**	378,176
	SLM STUDENT LN TR 3ML+60	ASSET BACKED SECURITIES - Variable, 2041	**	1,191,192

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	SLMA 2007-7 A4 3ML+33	ASSET BACKED SECURITIES - Variable, 2022	**	355,329
	SLMA 2008-6 A4 3ML+110	ASSET BACKED SECURITIES - Variable, 2023	**	275,218
	SLMA 2008-9 A 3ML+150	ASSET BACKED SECURITIES - Variable, 2023	**	567,802
	SPRINT SPECTRUM CO LLC	CORPORATE DEBT - 4.74%, 2029	**	816,036
	SPRINT SPECTRUM CO LLC	CORPORATE DEBT - 5.15%, 2029	**	402,394
	STRUCTURED ASS MTG INVS I	MTGE BACKED SECURITIES - Variable, 2034	**	137,659
	SWAP COLLATERAL USD	CASH COLLATERAL	**	218,541
	TCW 2YR/2YR IRS R 1.0255	INTEREST RATE SWAPS	**	5,219,125
	TCW 2YR/2YR IRS R 1.39 09	INTEREST RATE SWAPS	**	5,826,824
	TCW 2YR/2YR IRS R 1.6875	INTEREST RATE SWAPS	**	6,309,779
	TCW 2YR/2YR IRS R 1.87 09	INTEREST RATE SWAPS	**	487,514
	TCW EMERGING MKT INCM LP	MUTUAL FUNDS	**	3,160,053
	TCW IRS 2 YR 30 YR 1.785	INTEREST RATE SWAPS	**	323,402
	TCW IRS 2YR/2YR 1.0725 07	INTEREST RATE SWAPS	**	2,611,981
	TCW IRS 2YR/2YR 1.8075 07	INTEREST RATE SWAPS	**	217,742
	TCW IRS 2YR/2YR IRS 1.033	INTEREST RATE SWAPS	**	3,850,700
	TCW IRS 2YR/30YR 1.7725 0	INTEREST RATE SWAPS	**	439,144
	TCW IRS SWAP 2YR 30YR P 1	INTEREST RATE SWAPS	**	527,753
	TENCENT HLDGS LTD	CORPORATE DEBT - 3.68%, 2026	**	237,159
	TIME WARNER CABLE LLC	CORPORATE DEBT - 5.50%, 2026	**	321,289
	T-MOBILE USA INC	CORPORATE DEBT - 2.55%, 2031	**	109,447
	T-MOBILE USA INC	CORPORATE DEBT - 3.75%, 2027	**	422,331
	T-MOBILE USA INC	CORPORATE DEBT - 3.88%, 2030	**	238,438
	TOWD PT MTG TR 2017-5 A1	MTGE BACKED SECURITIES - Variable, 2057	**	224,087
	TPMT 17-1 A1	MTGE BACKED SECURITIES - Variable, 2056	**	230,216
	TPMT 2016-3	MTGE BACKED SECURITIES - 2.25%, 2056	**	41,335
	UMBS 15YR	MTGE BACKED SECURITIES - 1.50%, 2037	**	1,754,293
	UMBS 15YR	MTGE BACKED SECURITIES - 2.00%, 2037	**	2,915,194
	UMBS 30YR	MTGE BACKED SECURITIES - 2.00%, 2052	**	13,786,377
	UMBS 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	16,526,058
	UMBS 30YR	MTGE BACKED SECURITIES - 3.00%, 2052	**	2,043,894
	UNITED STATES TREASURY BOND	GOVERNMENT OBLIGATIONS - 2.25%, 2041	**	2,750,768

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	UNITED STATES TREASURY BOND	GOVERNMENT OBLIGATIONS - 1.75%, 2041	**	271,469
	UNITED STATES TREASURY BOND	GOVERNMENT OBLIGATIONS - 1.88%, 2051	**	12,861,685
	UNITED STATES TREASURY BOND	GOVERNMENT OBLIGATIONS - 2.00%, 2041	**	394,448
	UNITEDHEALTH GROUP INC	CORPORATE DEBT - 3.05%, 2041	**	240,722
	US 2YR NOTE (CBT) FUT MAR	FUTURES	**	(2,399,891)
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2022	**	2,304,986
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2022	**	1,749,940
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2022	**	2,883,923
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2022	**	1,389,169
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2022	**	2,727,828
	UST NOTES	GOVERNMENT OBLIGATIONS - 0.25%, 2023	**	1,042,617
	UST NOTES	GOVERNMENT OBLIGATIONS - 0.38%, 2023	**	11,809,927
	UST NOTES	GOVERNMENT OBLIGATIONS - 0.50%, 2023	**	18,339,524
	UST NOTES	GOVERNMENT OBLIGATIONS - 0.75%, 2023	**	6,026,177
	UST NOTES	GOVERNMENT OBLIGATIONS - 0.88%, 2026	**	939,916
	UST NOTES	GOVERNMENT OBLIGATIONS - 1.13%, 2026	**	9,258,109
	UST NOTES	GOVERNMENT OBLIGATIONS - 1.25%, 2026	**	14,735,784
	UST NOTES	GOVERNMENT OBLIGATIONS - 1.25%, 2026	**	8,196,026
	UST NOTES	GOVERNMENT OBLIGATIONS - 1.38%, 2031	**	6,101,784
	USTN TII	GOVERNMENT OBLIGATIONS - 0.13%, 2051	**	624,003
	VENTAS RLTY LTD PARTNERSH	CORPORATE DEBT - 3.85%, 2027	**	48,951
	VENTAS RLTY LTD PARTNERSH	GOVERNMENT OBLIGATIONS - 2.50%, 2031	**	158,398
	VERIZON COMM INC	CORPORATE DEBT - 2.36%, 2032	**	497,586
	VODAFONE GROUP PLC	CORPORATE DEBT - 4.88%, 2049	**	554,871
	WAMU 05-AR2 2A1A 1ML+31	MTGE BACKED SECURITIES - Variable, 2045	**	248,173
	WAMU 2005-AR1 A1A 1ML+32	MTGE BACKED SECURITIES - Variable, 2045	**	249,897
	WAMU MTG PASS THROUGH CTF	MTGE BACKED SECURITIES - Variable, 2045	**	258,929

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	WELLMAN PARK CLO LTD	ASSET BACKED SECURITIES - Variable, 2034	**	579,030
	WELLS FARGO & CO NEW	CORPORATE DEBT - Variable, 2026	**	842,386
	WELLS FARGO & CO NEW	CORPORATE DEBT - Variable, 2028	**	431,940
	WFCM 2012-LC5 A3	MTGE BACKED SECURITIES - 2.92%, 2045	**	391,114
	WFHET 2004-1 1A 1ML+30	ASSET BACKED SECURITIES - Variable, 2034	**	918,210

	Total Metwest Total Return Fund			300,882,390

		Total Investments		4,211,467,539

	*Notes receivable from participants	Loans receivable with repayment interest of 4.25% to 9.75%	$—	47,405,958

				$4,258,873,497
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number Description

23.1     Consent of Independent Registered Public Accounting Firm

    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN
Date: June 24, 2022

By	/s/ Ana M. Fluke
Ana M. Fluke
Chairperson
Savings Plan Committee